

**JOURNEY**
RESOURCES CORP.

Box 12129
808 NELSON STREET
VANCOUVER, BC  V6Z 2H2

t) 604.633.2442
f) 604.633.2462
e) info@journeyresourcescorp.com

May 31, 2007

**VIA EDGAR AND COURIER**

Securities & Exchange Commission
Mail Stop 7010
100 F Street, North East
Washington, DC   20549

*Attention:      Donna Levy, Attorney, Division of Corporate Finance*

**Re:      Journey Resources Corp. (the "Company") -  Form 20-F  Filing
File No. 0-52568, CIK No. 0001396368**

In connection with the above noted matter and further to your letter dated May 11, 2007, we enclose a revised redline and clean version of the Form 20-F and respond as follows:

General

1.      Thank you, acknowledged.

2.      Thank you, we have responded as per each of your inquiries herein and in the revised Form 20-F.

3.      We have updated all information in the enclosed revised Form 20-F from February 28, 2007 to **April 30, 2007**.

Selected Financial Data, Page 10

4.      We advise that the earliest two years of financial information have been omitted from the Form 20-F because during 2001 and 2002 the Company was engaged in the business of lifestyle and leisure product development and distribution.  These operations were abandoned and a change of business took place in December 2003.

5.      We have corrected the inconsistency in our balance sheet table on page 10 of the Form 20-F with regard to the issued and outstanding share capital as at November 30, 2005 and 2006.

Key Information

Exchange Rate, Page 11

6.      We have updated all exchange rate information on page 11 of the revised Form 20-F under Item 3.A.

Risk Factors

General

7. We have added a risk factor on page 18 under Item 3.D. "Risk Factors" in order to address Mr. Bal's lack of experience in the mining industry.

8. We have added a risk factor on page 19 under Item 3.D. "Risk Factors" in order to address the risk associated with our directors' and officers' current involvement in other business activities.

"We have limited or contingent interests in our mineral properties", page 12

9. The risk factor regarding our limited or contingent interests in our mineral properties on page 12 has been deleted in its entirety. We agree that this disclosure does not identify a specific risk factor beyond that described in our response to your comment #10 below. Limited or contingent interests in mineral properties is inherent in the nature of mineral exploration and is likely captured elsewhere in the Form 20-F regarding mining operations generally.

10. We have inserted a separate risk factor regarding Sultana's claim that Trio breached the 2004 agreement and expanded on same in accordance with your instructions on page 13 of the document. We have also expanded on the status of this claim throughout the Form 20-F where applicable.

"We require further permits in order to conduct our current and anticipated future operations..." page 15

11. The risk factor regarding our need for permits to conduct operations has been revised and expanded to include a brief discussion on the status of such permits on pages 15 and 16 of the revised Form 20-F. We have also referenced the relevant Item 4, Section B. "Mineral Licenses and Government Regulations" for each of the properties and included this disclosure throughout the document where appropriate.

"Because we conduct our Mexican mineral exploration activities through a foreign subsidiary..." page 18

12. We have revised this risk factor to specify that there are currently no known restrictions, legal or contractual, on the transfer of assets between the Company and its Mexican subsidiary.

"If our directors cause us to enter into transactions..." page 20

13. As per your instructions, we have added disclosure to this risk factor stating that other than prohibiting our directors and officers from voting on a matter which may involve a conflict of interest, we do not have a specific formal policy in place to address conflicts or the allocations of corporate opportunities.

Information on the Company

History and Development of the Company, page 22

14. We have expanded our discussion regarding the costs of developing each property on pages 34, 44 and 54 by advising that we anticipate requiring additional financing in order to continue our exploration programs and pay for operating expenses in fiscal 2007. We plan to arrange such financing by way of private placement equity financings.

Vianey Mine Silver Project, page 23

15. With regard to the Vianey Mine Silver Project, we have revised the number of shares to be issued under the Option Agreement with Wits basin from 600,000 to 500,000 on page 23. The other 100,000 common shares of Wits Basin were issued to the Company previously upon the signing of the letter of intent on April 18, 2006. Wits Basin issued the additional 500,000 common shares to the Company on January 9, 2007, which we have also stated on page 23 and throughout the Form 20-F for consistency.

16. Please find enclosed a copy of the Joint Venture Agreement dated December 18, 2006 between the Company and Wits Basin as requested.

Musgrove Creek Gold Project, page 23
Empire Mine Project, page 24

17. We have added a risk factor describing the risk to investors if we fail to make cash payments under our property agreements, and in particular the last payment of CDN$150,000 to Wave Exploration and the last expenditure of CDN$1,500,000 on the Empire Mine property on page 13 under Item 3.D. "Risk Factors" as per your instructions.

Capital Expenditures and Divestitures, page 24

18. We have specified the actual amounts of capital expenditures made since the beginning of our last three fiscal years up to the date of the revised Form 20-F, April 30, 2007, as required under this section.

Our Business Strategy and Principal Activities

Vianey Mine Silver Project, page 24

19. We have updated our plan of operations on the Vianey Mine Project for the remainder of 2007 as per your instructions on page 25 under this section, as well as page 35 under "Proposed Exploration Program".

20. We have provided reasons for the differences in the cost estimate amounts and actual costs of the exploration on the Vianey Project on page 35 as well as on page 25.

## Musgrove Creek Gold Project, page 25

21. We have stated the estimated cost of work we will perform in 2007 to be $596,200 on page 25, along with a reference to the applicable section detailing the breakdown of such costs.

22. A description of our assumed obligations under the Robinson Lease has been added to this section regarding the Musgrove Creek Project on page 25.

## Empire Mine Project, page 25

23. We have updated our plan of operations on the Empire Mine Project for the remainder of 2007 as per your instructions.

## Results of Operations, page 57

24. We have included a discussion regarding the issue of governmental, economic, fiscal, monetary or political policies affecting, or that may affect investing shareholders on page 57 under the section entitled "Results of Operations".

## Liquidity and Capital Resources

## Working Capital, page 62

25. We have added a statement to this section that it is in the opinion of the Company that it does have sufficient working capital for its present requirements, however, anticipates that it will require additional capital in the near future in order to continue operations.

26. We have added a brief discussion to this section stating that there are no known legal or economic restrictions on the ability of our foreign subsidiaries to transfer funds to the Company under this section on page 65.

## Trend Information, page 64

27. We feel that trend information on metal prices is relevant to our current and future business and operations. As we are a late-stage exploration and mining company, our purpose is to explore, mine and eventually produce precious metals. If metal prices decrease while we are at any stage of exploration, mining and/or production, this will certainly affect our business and stock price. Businesses involved in the industry and market of precious metals would inevitably be less attractive to potential investors if metal prices decrease, or more attractive if they increase. Historical and current market trends appear to prove that stocks fluctuate as metal prices fluctuate. This would affect our ability to raise capital through potential investors significantly, and as a result our ability to

carry on operations. Our disclosure in this section is quite detailed, however, if you require any further information or explanation to be included in the Form 20-F in this regard please advise and we would be happy to comply.

Directors, Senior Management and Employees

Directors and Senior Management, page 66

28. We have stated approximately how much time Mr. Bal and Mr. Torhjelm devote to the Company given that they are both involved in other businesses.

Board Practices

29. We have incorporated the Audit Committee of the Board of Directors Charter under Exhibit 1, as discussed in Item 6.C of this Registration Statement under the heading "Board Practices - Committees of the Board of Directors". Accordingly, please find enclosed a copy of the audit Committee Charter.

30. We have corrected this mistake in the revised Form 20-F at page 69. You are correct that as Mr. Bal is an executive officer of the Company, he is not an independent member of the audit committee under MI 52-110 *Audit Committee Members.*

Share Ownership

31. We apologize for the confusion and have revised the table entitled "Option/SAR Grants During Our Fiscal Year ended November 30, 2006" on page 67 as the stock options granted to Jatinder Bal, Lorne Torhjelm, Robert Bryce and Clinton Sharples were granted during our fiscal year ended **November 30, 2005**, not 2006. We confirm that Mr. Bal was granted 300,000 options on April 26, 2005 and another 150,000 on February 23, 2007. With regard to the stock options held by our officers and directors as **of April 30, 2007** on page 71, the table reflects that Mr. Bal only holds 150,000 of the 300,000 options granted on April 26, 2005 because he had exercised the other 150,000 of those options prior to April 30, 2007 (the date of the information).

Stock Option Plan, page 71

32. We have inserted a summary of the vesting provisions as outlined in Schedule B to the Plan at page 71 as instructed.

Major Shareholder and Related Party Transactions

Major Shareholders, page 72

33. We have provided information required under Item 7.A of Form 20-F with regard to the common shares owned by Mr. Bal.

## Related Party Transactions

34. We have added disclosure to subsections (a), (b) and (c) on page 77 as requested.

35. We have inserted a reference to the applicable section of the Form 20-F regarding our policies with respect to approval of transactions

36. We have revised this section to specify that Jatinder Bal, President of the Company and Lorne Torhjelm, our CFO, are also officers and directors of Cascadia Energy Corp. (i.e. the directors and officers in common). We have also added this disclosure to Mr. Bal's and Mr. Torhjelm's biographies on page 69.

37. We have stated when the loans were made to the President and when they were paid back in subsections (b) and (c).

38. We have added disclosure regarding management fees paid to Centerline Capital Corp. at page 67 under Item 6.B entitled "Compensation".

39. A description of specific management and consulting services performed by 688435 B.C. Ltd. has been added to subsection (e).

40. The Company does not have formal management agreements in place with Centerline Capital Corp. or 688435 B.C. Ltd. Payment for management services are paid as expenses and invoices are submitted from time to time upon completion of such services. Please note that the Company is no longer paying 688435 B.C. Ltd. for management services as this company is no longer providing management services.

## Offer and Listing Details

## Trading Markets, page 75

41. You have asked that we provide the annual high and low stock prices for 2002 - 2003. The reason that we have omitted this information is because during 2001 and 2002/03 the Company was engaged in the business of lifestyle and leisure product development and distribution. These operations were abandoned and a change of business took place in December 2003. In addition, there was a roll-back and stock consolidation at this time. We feel that because of the consolidation and the fact that the Company was involved in a completely different business during 2002 and 2003, the stock prices at this time may be irrelevant and misleading. If you feel we should still include this information in this section, please advise and we would be happy to comply.

42. We have updated the quarterly information for the most recent six months as per your instructions.

43.  As discussed in item # 31 above, we have revised the table entitled "Option/SAR Grants During Our Fiscal Year ended November 30, 2006" on page 67 as the stock options granted to Jatinder Bal, Lorne Torhjelm, Robert Bryce and Clinton Sharples were granted during our fiscal year ended **November 30, 2005**, not 2006. We confirm that Mr. Bal was granted 300,000 options on April 26, 2005 and another 150,000 on February 23, 2007. With regard to the stock options held by our officers and directors as **of April 30, 2007** on page 71, the table reflects that Mr. Bal only holds 150,000 of the 300,000 options granted on April 26, 2005 because he had exercised the other 150,000 of those options prior to April 30, 2007 (the date of the information).

## History of Share Capital, page 79

44.  The references to footnotes (i) and (ii) have been removed from this table as they were inadvertently left in the table when the information was extracted from the financial statements of the Company.

## Memorandum of Articles of Association , page 80

## General

45.  We have enclosed under the Exhibit 1 category our Notice of Articles and Notice of Alteration as filed with the British Columbia Registrar of Companies.

## Voting Rights, page 83

46.  We have stated the voting rights required for the election of directors, which is a simple majority vote by shareholders.

## Statement by Experts, page 95

47.  We have specified the designation and qualification of our auditors as "Chartered Accountants" in this section.

## Closing Comments

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F filing and that staff comments and changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. Accordingly, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order. If you require anything further or have any additional concerns, please do not hesitate to contact the undersigned. Thank you very much.

Sincerely,

**JOURNEY RESOURCES CORP.**

Michelle Larmer
Paralegal

For: Jack Bal, President and CEO